UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-34084

POPULAR, INC. U.S.A. 401(K) SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k)

Savings & Investment Plan

Financial Statements and

Supplemental Schedules

December 31, 2012 and 2011

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Index

December 31, 2012 and 2011

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplemental Schedules:*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	17

Signature

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

*	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of delinquent participant contributions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

June 28, 2013

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments, at fair value (see Note 5)	$77,323,246	$70,495,147
Receivables:
Notes receivable from participants	2,216,166	2,666,062

Total receivables	2,216,166	2,666,062

Total assets	79,539,412	73,161,209

Liabilities
Refundable excess contribution	76,319	47,428

Total liabilities	76,319	47,428

Net assets available for benefits at fair value	79,463,093	73,113,781

Adjustment from fair value to contract value for fully benefit -responsive investment contract	892,887	907,880

Net assets available for benefits	$80,355,980	$74,021,661

The accompanying notes are an integral part of the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (See Note 5)	$8,261,208
Dividends	319,040
Interest income, investments	425,024

Total investment income	9,005,272

Interest income on notes receivable from participants	104,168

Total income on investments and notes receivable from participants	9,109,440

Contributions:
Participant (net of refundable contributions)	4,044,863
Rollovers	776,417

Total contributions	4,821,280

Additions:
ERISA settlement payments	857,120

Total additions	14,787,840

Deductions from net assets attributed to:
Benefits paid to participants	8,377,018
Administrative expenses	76,503

Total deductions	8,453,521

Net increase in net assets	6,334,319

Net assets available for benefits:
Beginning of year	74,021,661

End of year	$80,355,980

The accompanying notes are an integral part of the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is effective as of March 1, 1997.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan covers employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Banco Popular North America (“BPNA”) and Banco Popular de Puerto Rico (“BPPR”). The Principal Financial Group (“PFG”) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee. Principal Life Insurance Company (“PLIC”), a member of PFG, manages the pooled separate accounts and the single annuity contract.

The Plan is administered by Popular, Inc.’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The Committee has overall responsibility for the operations and administration of the Plan. The named fiduciary of the Plan for purposes of investment related matters is the Popular, Inc. Corporate Investment Committee.

The Plan is subject to the provisions of ERISA.

Significant Transactions During 2012

Reverse stock split

On May 29, 2012, the Corporation completed a 1-for-10 reverse split of its common stock, $0.01 par value per share. Pursuant to the reverse stock split, each ten shares of authorized and outstanding common stock were reclassified and combined into one new share of common stock. Therefore, the number of shares of common stock authorized under the Corporation’s Restated Certificate of Incorporation was reduced from 1,700,000,000 to 170,000,000 shares, without any change in par value per common share. The reverse split did not change the number of shares of the Corporation’s preferred stock authorized, which remains at 30,000,000.

Please note that all share and per share information presented in these financial statements has been adjusted to retroactively reflect the reverse stock split.

ERISA Class Action- Settlement Proceeds

Pursuant to the Class Action Settlement related to the legal action known as In Re Popular, Inc. ERISA Litigation, Master File: 3:09-CV-01552-ADC, in the United States District Court of Puerto Rico, in August 2012 the Plan and the Popular, Inc. Puerto Rico Savings and Investment Plan (together referred to as the “Popular Plans”) were instructed to implement the Court-approved Plan of Allocation of the net settlement proceeds among eligible participants. Therefore, the Popular Plans credited the corresponding accounts with each eligible participant’s pro-rata portion of the total net settlement amount of $6,064,116. The amount of $1,348,571 was credited to the Plan, and the amount of $4,715,545 was credited to the Puerto Rico Savings and Investment Plan.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Subsequently, in December 2012 the Popular Plans implemented a Court Order to perform an adjustment to the previously mentioned credits further to Internal Revenue Service (“IRS”) guidelines to reflect the proper calculation of each eligible participant’s share of the total net settlement proceeds. This adjustment resulted in a transfer of $492,573 from the Plan to the Puerto Rico Savings and Investment Plan.

Plan Amendments

Effective October 1, 2011, the Plan amended the eligibility of the part time employees from being eligible to participate in the Plan on January 1 or July 1 after one year of service to being able to participate in the Plan on the first day of the month, following 30 days of service. Further, the Plan struck the Vested Benefits Section and the Death Benefits Section from Article V and substituted it with the following: the Participant’s election shall be subject to his spouse’s consent as provided in the Election Procedure Section of Article VI. A Participant may not elect to receive a distribution under the provisions of this section after he again becomes an Employee until he subsequently has a Severance from Employment and meets the requirements of this section. A Participant who has been performing Qualified Military Service for a period of more than 30 days is deemed to have a Severance from Employment for purpose of requesting a distribution of his Vested Account resulting from Elective Deferral Contributions. If an Inactive Participant does not receive an earlier distribution, upon his Retirement Date or death, his Vested Account shall be distributed according to the provisions of the Retirement Benefits Section or the Death Benefits Section. The Non-vested Account of an Inactive Participant who has had a Severance from Employment shall remain a part of his Account until it becomes Forfeiture. There were no plan amendments that took place for the year ended December 31, 2012.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant vests in the Plan according to the following table:

Years of credited service	Vesting percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 18 investments options for participants that include mutual funds, insurance contract, pooled separate accounts and common stock in Popular, Inc.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum of $17,000 based on IRS limitations, as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan.

The Plan Sponsor contributes a matching percentage for each elective deferral contribution made by an employee up to 4% of annual compensation.

Effective March 2009, the Corporation’s matching contribution to the Plan was suspended. The employees were able to continue to make contributions to the Plan and receive the tax benefit, but the Corporation did not make its customary matching contribution.

Participants who are at least age 50 as of the last day of the plan year and make the maximum Employee Contributions permitted by the Plan shall be entitled to make additional contributions (“Catch-Up Contributions”) on a before-tax basis up to a maximum of $5,500.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amount as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions for 2012.

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 4.25% to 11%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum payment with the exception of those participants that are required to receive required minimum distributions.

Plan termination

Although it has not expressed any intent to do so, the Sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the market price. Non-registered pooled separate accounts managed by PLIC are valued daily based on the market value of the underlying assets in each separate account. The single group annuity contract is presented at contract value which is the aggregation of contributions, plus interest, less withdrawals, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document. Realized gains and losses from security transactions are reported on an average cost basis.

Fair Value Measurements

The Plan measures fair value as required by ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 1. Investments in mutual funds generally may be redeemed daily.

Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the NAV of the PSA which is not publicly quoted. These securities are classified as Level 2. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. Unfunded commitments typically are found in private equities and therefore are not applicable to PSA.

Popular, Inc. Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.

Single Group Annuity: Fair value is considered to be the amount the plan sponsor would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity. This fair value represents discontinuation value or contract value times 95% (One minus 5% withdrawal charge). There are no unfunded commitments. This security is classified as Level 3.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$8,766,281			$8,766,281
Small/Mid U.S. Equity	8,546,051			8,546,051
Fixed Income	8,169,234			8,169,234
Balanced/Asset Allocation	9,373			9,373

Total mutual funds	25,490,939			25,490,939

Pooled Separate Accounts
Large U.S. Equity		5,814,850		5,814,850
Fixed Income		1,129,731		1,129,731
Balanced/Asset Allocation		18,097,790		18,097,790
International Equity		4,225,998		4,225,998

Total pooled separate accounts		29,268,369		29,268,369

Popular, Inc. Common Stock	5,599,091			5,599,091
Annuity contract with insurance company			16,964,847	16,964,847

Total assets at fair value	$31,090,030	$29,268,369	$16,964,847	$77,323,246

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual Funds
Large U.S. Equity	$7,779,127			$7,779,127
Small/Mid U.S. Equity	8,696,920			8,696,920
Fixed Income	8,133,404			8,133,404

Total mutual funds	24,609,451			24,609,451

Pooled Separate Accounts
Large U.S. Equity		5,022,232		5,022,232
Fixed Income		1,124,219		1,124,219
Balanced/Asset Allocation		15,330,079		15,330,079
International Equity		3,849,784		3,849,784

Total pooled separate accounts		25,326,314		25,326,314

Popular, Inc. Common Stock	3,309,667			3,309,667
Annuity contract with insurance company			17,249,715	17,249,715

Total assets at fair value	$27,919,118	$25,326,314	$17,249,715	$70,495,147

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis for the year ended December 31, 2012. There were no transfers in and/or out of Level 1 and Level 2 for the year ended December 31, 2012.

Transfers in and out of Level 3 are related to the availability and the observability of significant inputs. All transfers during the year are calculated at the time of the transfer.

Level 3 Rollforward

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 asset for the year ended December 31, 2012.

Level 3 Asset
Year Ended December 31, 2012

Annuity Contract
Balance, beginning of year	$17,249,715
Unrealized gains/(losses) relating to instruments still held at the reporting date	14,992
Interest credited	425,024
Purchases	11,078,820
Sales	(11,803,704)

Balance, end of year	$16,964,847

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table includes quantitative information about significant unobservable inputs used to derive the fair value of the Level 3 asset.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Single annuity contract	$16,964,847	Assumed proceeds at discontinuance*	Composite Interest Rate	**

* Fair Value is considered contract value less early withdrawal charge. The single annuity contract has a 5% early withdrawal charge should the plan discontinue the contract without proper notifications as prescribed in the contract. The contract cannot be sold or pledged to third parties per the benefit plan agreement. Proceeds from discontinuation of the contract cannot be higher than the fair value amount reflected here.

** See Footnote 4 for the composite interest rate history.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

The Corporate Investment Committee is responsible for providing oversight over investment related matters including the valuation process. PFG is the investment sponsor for proprietary investment options in the plan which includes the guaranteed single annuity contract. They provide support to the Corporate Investment Committee with regard to determination of where plan assets should be disclosed in the fair value hierarchy and the value of proprietary investment options. Investment contracts issued by PLIC are backed by PFG’s general account. Due to the nature of these contracts, they do not have specific underlying assets assigned. For defined contribution investment contracts, fair value represents the amount the plan sponsors would receive if they terminated the contract at the reporting date which is book value less any early withdrawal charge.

Administrative expenses

Administrative expenses reflected in the statement of changes in net assets available for benefits included member service fees paid by the participants. Recordkeeping Service Fees are paid by the Plan Sponsor and, accordingly, have not been reflected in the Plan’s financial statements.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the statement of changes in net assets available for benefits. Notes received from participants in default are recorded as a distribution based upon the terms of the plan document.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals are usually used to reduce contributions otherwise due from the Plan Sponsor. However, since employer contributions were suspended on March 20, 2009, forfeitures have been used to pay recordkeeping service fees. During 2012, recordkeeping service fees totaled $59,290, out of which $46,439 was paid out of forfeitures. Forfeited non-vested accounts amounted to $17,756 and $180,366 at December 31, 2012 and 2011, respectively.

Refundable contributions

Refundable contributions totaled $76,319 at December 31, 2012. They are netted against the participant contribution in the statement of changes in net assets available for benefits. These excess contributions arose as a result of failing non-discrimination tests which are prepared in accordance with IRS Regulations. Refundable contributions totaled $47,428 at December 31, 2011.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update was effective for annual periods beginning after December 15, 2011. Management has reflected the requirements of this guidance within the Plan’s financial statements.

4.	Investment Contract with PLIC

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a single group annuity contract with a fixed rate of interest. The statement of net assets available for benefits present the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit-responsive investment in the annuity contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan offered the Principal Fixed Income Option 401(A)(K) (“PFIO”) as a single group annuity contract investment option to plan participants starting in 2006. The PFIO is a benefit-responsive group annuity contract issued by PLIC. The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:

(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the statements of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate 2011	Rate 2012
January 1- June 30	2.75%	2.50%
July 1 - December 31	2.70%	2.35%

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:

•	By being netted from the effective annual interest rate;

•	By being paid separately by the Plan sponsors; or

•	By being deducted from the Guaranteed Interest Fund.

Benefit payments are deducted from the value of the Guaranteed Interest Fund, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.

5.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

	December 31, 2012			December 31, 2011
	Shares/Unit	Fair Value		Shares/Unit	Fair Value
PIMCO Total Return ADM Fund	719,101	$8,082,700	*	733,353	$7,971,544	*
American Funds AMCAP R3 Fund	212,808	4,549,831	*	211,812	3,931,233	*
Prudential JENN SM CO R Fund	178,078	3,939,082		189,349	3,718,823	*
Lord Abbett Value OPP R3 Fund	280,742	4,606,969	*	332,316	4,978,097	*
MFS Value R2 Fund	167,652	4,216,450	*	173,251	3,847,894	*
Franklin US Govt Sedc R Fd	12,726	86,534		23,356	161,860
Manning & Napier PB EXT TRM S Fund	589	9,373		—	—
Principal Lifetime 2010 SEP Account	108,512	1,801,530		111,539	1,662,260
Principal Lifetime 2020 SEP Account	425,553	7,316,366	*	425,198	6,409,402	*
Principal Lifetime 2030 SEP Account	204,454	3,476,913		175,203	2,590,766
Principal Lifetime 2040 SEP Account	132,209	2,190,387		124,700	1,781,113
Principal Lifetime 2050 SEP Account	175,922	2,866,297		175,294	2,446,249
Principal Lifetime STR INC SEP Account	27,920	446,297		29,979	440,289
Principal Large Cap Stock Index SEP Account	92,195	5,814,850	*	92,196	5,022,232	*
Principal Diversified International SEP Account	77,165	4,225,998	*	82,907	3,849,784	*
Principal US Property SEP Account	2,022	1,129,731		2,234	1,124,219
Principal Fixed Income Option 401(A)/(K)	1,100,362	16,964,847	*	1,145,966	17,249,715	*
Popular, Inc. Common Stock	269,317	5,599,091	*	238,106	3,309,667

		$77,323,246			$70,495,147

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,261,208 as follows:

Mutual Funds	$2,576,383
Pooled Separate Accounts	3,818,805
Common Stock	1,866,020

$8,261,208

6.	Income Taxes

The Plan received a favorable determination letter from the IRS, dated October 11, 2012, indicating that it qualified under Section 401(a) of the Internal Revenue Code (“IRC”).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator has analyzed the tax positions

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

by the Plan, and has concluded that as of December 31, 2012 and December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2012, the years 2007 and thereafter remained subject to examination; however, there are currently no audits for any tax periods in progress.

7.	Related Party Transactions

At December 31, 2012 and 2011, the Plan held 269,317 and 238,106 common shares of Popular, Inc., with a quoted market value of $5,599,091 and $3,309,667, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

Included in the Plan assets are notes receivable from participants. At December 31, 2012 and 2011, notes receivable from participants amounted to $2,216,166 and $2,666,062, respectively. For the year ended December 31, 2012, interest income related to notes receivable from participants amounted to $104,168. These transactions qualify as party-in-interest transactions permitted under provision of ERISA.

PLIC, a member of PFG, manages the pooled separate accounts and the single annuity contract. PFG is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor pays certain costs on behalf of the Plan. Fees paid by the Plan Sponsor for recordkeeping services amounted to $59,290 for the year ended December 31, 2012 which was partially funded by forfeitures.

Pursuant to the Class Action Settlement related to the legal action known as In Re Popular, Inc. ERISA Litigation, Master File: 3:09-CV-01552-ADC, the Plan Sponsor credited $1,348,571 to the plan for allocation to the eligible participants in August 2012. Subsequently, in December 2012, the Plan Sponsor implemented a Court Order to perform an adjustment to the previously mentioned credits further to IRS guidelines to reflect the proper calculation of each eligible participant’s share of the total net settlement proceeds. This adjustment resulted in a transfer of $492,573 from the Plan to the Puerto Rico Savings and Investment Plan.

8.	Subsequent Events

The Plan has evaluated subsequent events through the filing date, the date the financial statements were available to be issued. The Plan has determined that the event below occurring in this period requires disclosure in the accompanying financial statements.

On April 1, 2013, the employer contribution was reinstated with the following formula: 50% of the employee contributions up to 4% of total compensation.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2012	Exhibit I

(a)	(b) Identity of Issue	(c ) Description of investment	(d) Cost **	(e) Current Value

	PIMCO Total Return ADM Fund	mutual fund		$8,082,700
	American Funds AMCAP R3 Fund	mutual fund		4,549,831
	Prudential JENN SM CO R Fund	mutual fund		3,939,082
	Lord Abbett Value OPP R3 Fund	mutual fund		4,606,969
	MFS Value R2 Fund	mutual fund		4,216,450
	Franklin US GOVT SEC R FD	mutual fund		86,534
	Manning & Napier PB Ext TRM S Fd	mutual fund		9,373
*	Principal Lifetime 2010 SEP Account	pooled separate account		1,801,530
*	Principal Lifetime 2020 SEP Account	pooled separate account		7,316,366
*	Principal Lifetime 2030 SEP Account	pooled separate account		3,476,913
*	Principal Lifetime 2040 SEP Account	pooled separate account		2,190,387
*	Principal Lifetime 2050 SEP Account	pooled separate account		2,866,297
*	Principal Lifetime STR INC SEP Account	pooled separate account		446,297
*	Principal Large Cap Stock Index SEP Account	pooled separate account		5,814,850
*	Principal Diversified International SEP Account	pooled separate account		4,225,998
*	Principal US Property SEP Account	pooled separate account		1,129,731
*	Principal Fixed Income Option 401(A)/(K) ***	single annuity contract		17,857,734
*	Popular Inc. Common Stock	common stock		5,599,091

	Total			$78,216,133
*	Notes receivable from participants	interest rate range from 4.25% to 11%
		maturity date range from 3/13 to 11/40		2,216,166

				$80,432,299

* Party in interest to the Plan.

** Cost information is not required for participant directed funds.

*** The PFIO fund is presented at contract value, the fair value at year end is $16,964,847.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

December 31, 2012	Exhibit II

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$619	$0	$0	$0	$619

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 28, 2013	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson

Popular, Inc. Benefits Committee
(Plan Administrator)